
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 20, 2007

Mr. Ralph Braun
Chief Financial Officer
J-Pacific Gold Inc.
1166 Alberni Street, Suite 802
Vancouver, BC V6E 3Z3

> **Re: J-Pacific Gold Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2006**
> **Filed October 15, 2007**
> **File No. 0-50238**

Dear Mr. Braun:

We have reviewed your Form 20-F, and related amendments, for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 55

1.   Within the disclosure regarding the effectiveness of your disclosure controls and procedures, you explain that under the supervision of management, including your Chief Financial Officer, you evaluated the effectiveness of your disclosure controls and procedures; and based upon that evaluation your Chief Financial Officer concluded that such disclosures "…were able to provide a reasonable level of effective assurance in timely alerting them to the material information relating to the Company … required to be included in your periodic SEC filings." Paragraph (b) of Exchange Act Rule 13a-15 explains that that an issuer's evaluation of disclosures controls and procedures should be performed by the principal executive and principal financial officers. Please also note that your chief executive officer, Mr. Ferris, signed the certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002, within which Mr. Ferris acknowledged responsibility for establishing and maintaining disclosure controls and procedures, and his role in the evaluation and conclusion regarding the effectiveness of disclosure controls and procedures. Please tell us why your principal executive officer was not listed as having completed the evaluation and conclusion regarding the effectiveness of your disclosures controls and procedures.

2.   You disclose that your Chief Financial Officer concluded that such disclosures "…were able to provide a reasonable level of effective assurance in timely alerting them to the material information relating to the Company … required to be included in your periodic SEC filings." Item 15 of Form 20-F requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Your officers' conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officers' conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

3.   We also note from your disclosure that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures "…as of the end

of the period covered by this Registration Statement." As your Form 20-F was filed as an annual report, please revise as necessary.

Financial Statements, page 57

4.   Revise to include the financial statements schedules required by Item 17 of Form 20-F, or include a statement as to why such schedules are not required.

302 Certifications, page 72 – 73

5.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 19 of Form 20-F. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

906 Certifications, page 74 – 75

6.   We note your certifications refer to the period ended December 31, 2005. Please amend your document to include a certification for the fiscal year ended December 31, 2006. Refer to Item 19 of Form 20-F. When filing amended documents, please include an explanatory paragraph outlining the reasons you are filing such amendment.

Engineering Comments

Form 20-F/A for the Fiscal Year Ended December 31, 2006

Recent Work, page 31

7.   From the third paragraph you state values up to 80 ppb. When reporting the results of sampling and chemical analyses, please expand your disclosure to address each of the following points about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief